DD 3/25/13

SECURI 13011574 ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden	
hours per response . . . 12.00	

SEC
Mail Processing
Section

MAR 15 2013

Washington DC
401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Further Lane Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Avenue, 25th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Michael Araiz (212) 808-4800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cw

OATH OR AFFIRMATION

I, J. Michael Araiz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Further Lane Securities, L.P., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DAVID LEVER
Notary Public, State of New York
No.01LE6166345
Qualified in New York County
Commission Expires May 21, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

FURTHER LANE SECURITIES, L.P.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Further Lane Securities, L.P.

We have audited the accompanying statement of financial condition of Further Lane Securities, L.P. (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Further Lane Securities, L.P. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
March 13, 2013

FURTHER LANE SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	3,538
Cash segregated, for the exclusive benefit of customers		50,000
Restricted cash		250,000
Securities owned, at fair value		2,590,685
Fees receivable		71,492
Property and equipment, net		80,787
Due from affiliates		4,936,863
Other assets		543,455
	$	8,526,820
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accrued expenses and other liabilities	$	727,993
Bank overdrafts		36,962
Due to clearing broker, net of clearing deposit of $100,000		766,537
Liabilities subordinated to claims of general creditors		1,928,573
Total liabilities		3,460,065
Partners' capital		5,066,755
	$	8,526,820

See accompanying notes to financial statement.

1. Nature of business

Further Lane Securities, L.P. (the "Company") is a broker dealer located in New York City that is registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company's business is primarily comprised of principal trading of fixed income securities and agency commission transactions.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent events have been evaluated in the preparation of these financial statements.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents. At December 31, 2012, cash equivalents totaled approximately $1,000, the value of which equals fair value.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues, as principal transactions.

Commission revenue is recognized on a trade date basis for buying and selling securities on behalf of customers.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are valued at market and unrealized gains and losses are reflected in the statement of operations. Securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

Valuation of Investments in Securities Owned at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities Owned at Fair Value - Definition and Hierarchy (continued)

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. The fair value for government and debt securities are estimated using recently executed transactions and market price quotations (where observable) of identical or similar securities. Where observable price quotations are not available, fair value is determined based on such factors as yields, likelihood of prepayments or defaults and outside pricing services.

2. Summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company is not subject to federal or state income taxes and, accordingly, no provision for these income taxes has been made in the accompanying financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax for which a provision has been recorded.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2012 (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Securities owned, at fair value				
U.S. Government obligations	$ -	$ 1,468	$ -	$ 1,468
Debt and corporate securities		1,051		1,051
Corporate stocks	72			72
Total securities owned, at fair value	$ 72	$ 2,519	$ -	$ 2,591

All transfers are recognized by the Company at the end of each reporting period. There were no significant transfers into and out of each level of the fair value hierarchy for assets measured at fair value for the year ended December 31, 2012. Transfers between Levels 1 and 2 generally relate to whether a market becomes active or inactive. Transfers between Levels 2 and 3 generally relate to whether significant relevant observable inputs are available for the fair value measurement in their entirety. See Note 2 for additional information related to the fair value hierarchy and valuation techniques and inputs.

4. Cash segregated under federal and other regulations

Cash of $50,000 was segregated under federal regulations for the exclusive benefit of customers. These amounts were sufficient at December 31, 2012 for the Company to meet its responsibility to segregate funds.

5. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Computer equipment	$	113,145
Furniture and fixtures		86,071
Leasehold improvements		9,966
		209,182
Less accumulated depreciation and amortization		128,395
	$	80,787

Depreciation and amortization expense for the year ended December 31, 2012 was approximately $21,000.

6. Related party transactions

Pursuant to an administrative service agreement, the Company charges $50,000 per month to an affiliate for various general and administrative expenses. For the year ended December 31, 2012, the Company has charged $600,000 for expenses incurred on behalf of this affiliate. At December 31, 2012, there is no outstanding receivable balance from the affiliate.

Included in due from affiliates at December 31, 2012 are receivables from another three affiliates of approximately $2,857,000. These collective receivables, which are non-interest bearing and due on demand, represent cash advances and expenses incurred on behalf of the affiliates.

Also included in due from affiliates at December 31, 2012 is a receivable from a partner of approximately $2,080,000, which is non-interest bearing and due on demand.

7. Liabilities subordinated to claims of general creditors

At December 31, 2012, the Company had a subordinated loan agreement with its parent company which is in accordance with an agreement approved by FINRA and which matures on May 31, 2013. The subordinated loan agreement is for a principal balance of $1,327,000 and bears interest at a fixed rate of 8% per annum. The loan includes accrued interest of $601,574 at December 31, 2012, $221,166 of which is available for net capital purposes and $380,408 of which is not available for net capital purposes, as per the agreement. The Company plans to renew the loan when it matures in 2013, with the approval of FINRA.

The loan agreement has been approved as regulatory capital and constitutes part of the Company's net capital under the SEC's Uniform Net Capital Rule 15c3-1.

8. Regulatory requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to CFTC Rule 1.17 minimum financial requirements. At December 31, 2012, the Company's net capital was approximately $430,000 which was approximately $180,000 in excess of its SEC and CFTC minimum requirements of $250,000.

The Company from time to time executes transactions where commissions are shared with customers under contractual arrangement. Commissions are remitted to the customers on a regular basis. Until payment is made, the Company must segregate money in a special bank account for the exclusive benefit of customers that equals or exceed the payables to customers. During the period, the Company maintained a special bank account for the exclusive benefit of customers with a balance of $50,000, which at December 31, 2012 was in excess of the Company's actual payable to customers by approximately $40,000.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Commitments and contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

The Company is obligated under lease agreements for office space in New York, California and Texas, which expire in December 2022, November 2016 and July 2013, respectively.

Aggregate future lease payments of office space for the five years subsequent to December 31, 2012 are approximately as follows:

Year Ending December 31,	
2013	$ 442,000
2014	526,000
2015	585,000
2016	575,000
2017	427,000
Thereafter	2,260,000
	$ 4,815,000

Total rent expense for all office space, including month-to-month leases, for the year ended December 31, 2012 was approximately $573,000.

11. Off-balance sheet risk and concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, net payables to the clearing broker are pursuant to this clearance agreement and are net of a clearing deposit of approximately $100,000. The value of the Company's owned securities positions that are held by the same clearing broker net of the amounts due to the clearing broker and the value of short securities positions represents a concentration of credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances from time to time in various financial institutions. The Company is subject to credit risk to the extent that the financial institutions with which it conducts business are unable to fulfill their contractual obligations. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

At December 31, 2012, the Company had amounts due from affiliates of approximately $4,937,000 which comprise 58% of the Company's assets on the accompanying statement of financial condition.